Exhibit 4.16

[DIAGEO  LETTERHEAD]

[Date]

<Staff Member>

<Address>

<City, State   Zip>

Re:	Your Employment Agreement – Proposed Compliance Amendment
for Section 409A of the Internal Revenue Code (the “Code”)

Dear                         :

You may have heard of Code Section 409A, which imposes an extra 20% tax on employees who receive payments pursuant to certain plans and individual agreements that provide compensation or severance benefits.  Certain states also impose an additional 20% state tax on payments made in violation of Section 409A.  Because your employment agreement could fall within the scope of Code Section 409A, we are enclosing—and proposing—a compliance amendment that we believe will exempt it from Code Section 409A.

December 31, 2007 is the deadline by which you may sign the enclosed 409A Compliance Amendment.  Doing so should establish an exemption for future amounts you receive pursuant to your Employment Agreement, and thereby will protect you from Code Section 409A taxes and interest assessments, and should avoid a future need for Diageo to issue W-2 reports identifying amounts paid to you as 409A violations

Please understand that the enclosed 409A Compliance Amendment does not guarantee an exemption from Code Section 409A penalties, and that you will remain solely responsible for any taxes that are payable on income you receive pursuant to your Employment Agreement.  Section 3 of the 409A Compliance Amendment details this and other controlling tax principles, for your review.  In general, the changes set forth in the 409A Compliance Amendment are as follows:

•                  Resignation for Good Reason.  One basis for a Section 409A exemption is available, up to certain limits, for severance pay that arises solely from an involuntary separation from service (including resignation for “good reason” within the meaning of Section 409A).  In order to establish this ground for exemption, your Employment Agreement’s definition of a Good Reason termination requires refinement in the manner described in the 409A Compliance Amendment.

•                  Reimbursement.  Likewise, the 409A Compliance Amendment will amend your Employment Agreement to limit the period in which you may be reimbursed for eligible expenses provided for in the Employment Agreement.

•                  General Compliance.  The 409A Compliance Amendment contains provisions that are designed to avoid inadvertent violations of Section 409A.

Please carefully review the attached 409A Compliance Amendment to your Employment Agreement, sign and date the amendment, and return to [                              ] by [                         ], 2007.  If you have any questions, contact [                                        ].

Sincerely,

DIAGEO NORTH AMERICA, INC.

By
<title>

EMPLOYMENT AGREEMENT

409 COMPLIANCE AMENDMENTS

Effective January 1, 2008

WHEREAS, Diageo North America, Inc. (“Diageo”) has entered into an Employment Agreement letter dated                      , 200       with you as the undersigned Executive;

WHEREAS, the Employment Agreement provides for certain payments, reimbursement arrangements, and/or in-kind benefits that are intended to be exempt from (or comply with Internal Revenue Code Section 409A (“Section 409A”); and

WHEREAS, pursuant to the guidance and final regulations under Section 409A, you and Diageo desire to assure that your Employment Agreement is exempt from (or in compliance with) Section 409A.

NOW, THEREFORE IT IS HEREBY AGREED that your Employment Agreement shall be amended as follows, effective January 1, 2008:

1.               Section 3.2(e) of the Employment Agreement (“Termination for Good Reason by Executive”) is replaced with the following:

Executive may terminate this Agreement and the employment relationship at any time for Good Reason on thirty (30) day’s advance written Notice of Termination to the Company, but only if the following conditions are met: (1) one or more “Good Reasons,” defined below in this paragraph, arises without Executive’s consent; (2) Executive gives written notice to the Company of the existence of the Good reason within thirty (30) days of the initial existence of the Good Reason; (3) the Company fails to reasonably remedy the Good Reason within thirty (30) days after receiving such written notice from Executive, and (4) the Date of Termination occurs within sixty (60) days following the expiration of the thirty-day period in which the Company fails to reasonably remedy the Good Reason.  “Good Reason” shall mean: (i) elimination of the Executive’s position without being offered a comparable alternative position (a comparable position is an alternative executive level position within 90% of target cash compensation); or (ii) a material reduction in Executive’s Salary.

2.     Section 3.3(b) of the Employment Agreement is hereby replaced with the following:

(b)   For the purposes of the Paragraph 3.3(a) above Corporate Change means a change in ownership or effective control, or a change in the ownership of a substantial portion of the assets of a corporation, within the meaning of Treas. Reg. § 1.409A-3(i)(5).

3.     The following is hereby added as Section 3.6 of the Employment Agreement:

3.6           Executive is solely responsible for any tax liability (including any taxes and penalties arising under Section 409A of the Code) that may result from any payments or benefits provided pursuant to this Agreement.  However, if and to the extent that the Company determines in good faith that any payment or benefit otherwise payable to Executive under this Agreement involves a “deferral of compensation” under Section 409A of the Code, such payment will not commence until Executive incurs a “separation from service” under Treas. Reg. § 1.409A-1(h) (“Separation from Service”).  If, at the time of Executive’s Separation from Service, Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then any payments or benefits that otherwise would be payable under this Agreement within the first six months following Executive’s Separation from Service shall instead be paid in a lump sum within 14 calendar days after the end of such six-month period.

4.     Section 8.1 of the Employment Agreement is hereby replaced with the following:

8.1           The Company shall make all reimbursements within two and one-half months after the end of the calendar year in which Executive incurs the reimbursable expenses, or not later than 60 days after the end of the calendar year in which Executive incurs the expense, whichever is sooner. The amount of expenses eligible for reimbursement or payment by the Company during any calendar year shall not affect the expenses eligible for reimbursement or payment in any other calendar year.

WHEREFORE, the undersigned agree to the terms and conditions of this 409A Compliance Amendment.

Diageo North America, Inc.

Date:	, 2007

By:

Title:

Executive

Date:	, 2007

Signature:

Printed Name: